June 24, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D. C. 20549

Re:

 SECURE NetCheckIn Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 2, 2012

Form 10-K/A for the Year Ended December 31, 2011

Filed January 11, 2013

Form 10-K/A for the Year Ended December 31, 2011

Filed April 12, 2013

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated May 2, 2013, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) related to the company’s disclosures.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2011

General

1.

Please note that you must respond in writing to the comments in our letter dated March 20, 2013 and in this letter. Merely filing an amendment to your Form 10-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

We will provide a written response via EDGAR to this letter and to your March  20, 2013 correspondence.

Item 9A. Controls and Procedures, page 3

2.

We have reviewed Amendment No. 2 to your December 31, 2011 Form 10-K and note that you have not fully addressed comments 2 or 3 in our letter dated February 8, 2013. As indicated in our prior comment, please be advised that Item 9A requires separate, distinct disclosures for Item 307 of Regulation S-K regarding disclosure controls and procedures and for Item 308 of Regulation S-K regarding internal controls over financial reporting. Please review Items 307 and 308 of Regulation S-K and amend your Form 10-K for the items listed below. In doing so, please include a separate section within Item 9A for Disclosure Controls and Procedures, a separate section for Internal Controls and Procedures, and a separate section for Changes in Internal Control over Financial Reporting.

•

Please disclose management’s conclusion on whether your disclosure controls and procedures are effective or not effective at the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

•

Please ensure that you continue to include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K.

•

Please include a statement that you used criteria set forth by COSO when evaluating the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2

•

Please include a statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K

•

Please include a statement stating whether there were any changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

On June 21, 2013, the Company filed an Amendment No. 3 to its Form 10-K for the year ended December 31, 2011, which should fully address all the issues you list above.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated May 2, 2013. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

■ ■ ■

Seck & Associates LLC

PO Box 24071 | Overland Park, KS 66283

Phone: 913.232.2270 |  Fax : 800.976.9425

info@seckassociates.com

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